

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

November 5, 2009

By U.S. mail and facsimile

Dr. J. Greig
Chief Executive Officer
1st NRG Corp
1730 LaBounty Road, Suite No. 213
Ferndale, WA, 98248

> **Re:** **1st NRG Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed April 17, 2009**
> **Forms 12b-25**
> **Filed March 31, 2009 and May 15, 2009**
> **File No. 000-26600**

Dear Dr. Greig:

We issued comments to you on the above captioned filings on July 27, 2009. As of the date of this letter, these comments remain outstanding and unresolved. Specifically, you have not amended your Exchange Act filings to address these comments. We expect you to contact us by November 16, 2009, to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by November 16, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Steve Lo at (202) 551-3394 or Ryan Milne at (202) 551-3688 if you have questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Beverages, Apparel
and Health Care Services

cc: Mr. E.D. Renyk
via Fax No. 604-277-5282